Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios:

	Three months ended March 31, 2017	Three months ended March 31, 2016
	(2)	(2)
Ratio of Earnings to Fixed Charges (1)	16.49	13.87

(1) The ratio of earnings to fixed charges was determined by dividing consolidated earnings by total fixed charges. For purposes of the ratios of earnings to fixed charges (i) earnings consist of consolidated net income before considering income taxes, minority interest and fixed charges and (ii) fixed charges consist of interest on indebtedness, interest expense on funds withheld from reinsurers and that portion of rent expense that is deemed by our management to be an appropriate interest factor. We have estimated that one-third of rent expense represents a reasonable approximation of the interest factor.

(2) No preferred shares were outstanding during the three months ended March 31, 2017 and 2016, and no preferred share dividends were paid during those periods.